EXHIBIT 99.1

Evaxion to present new data at AACR Annual Meeting

  Two abstracts accepted for presentation
  One abstract on new additional biomarker and immunogenicity data for personalized cancer vaccine EVX-01
  Another abstract on the use of Evaxion’s AI-Immunology™ platform in developing a personalized cancer vaccine strategy for glioblastoma (brain cancer)
  Evaxion will also participate in the AACR Oncology Industry Partnering event ahead of the annual meeting

COPENHAGEN, Denmark, March 17, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel vaccines with its pioneering AI-Immunology™ platform, announces two abstracts accepted for presentation at the American Association for Cancer Research (AACR) Annual Meeting taking place in San Diego, California, April 17-22, 2026.

One abstract will include new biomarker and immunogenicity data for cancer vaccine EVX-01. Designed with Evaxion’s AI-Immunology™ platform, EVX-01 is a personalized cancer vaccine currently being evaluated as a treatment for advanced melanoma (skin cancer).

The data stems from the phase 2 trial investigating EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma. Each patient enrolled in the trial has received a unique vaccine designed and manufactured based on their individual biology. KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

The other abstract includes data on the use of AI-Immunology™ to identify endogenous retrovirus (ERV)-derived neoantigens to include in personalized vaccines to treat glioblastoma, a deadly brain cancer, for which limited therapeutic options exist.

In line with our strategy to identify potential partners and opportunities for both business partnerships and scientific collaborations, we will also participate in the AACR Oncology Industry Partnering event taking place ahead of the annual meeting.

Presentations details:
Abstract title: AI-designed personalized neoantigen vaccine, EVX-01, induces durable de novo T-cell responses in advanced melanoma patients
Poster#: 7741
Session category: Clinical research
Session title: Immune response to therapies
Location: Poster section 42
Date/Time: April 22, 2026, at 9am-12pm CST/16-19 CET
Presenter: Mads Lausen Nielsen, PhD, Project Manager at Evaxion

Abstract title: Endogenous retrovirus-derived neoantigens enable a personalized cancer vaccine strategy for glioblastoma
Poster#: 6975
Session category: Immunology
Session title: Novel Models of Immunotherapy Response
Location: Poster section 8
Date/Time: April 22, 2026, at 9am-12pm CST/16-19 CET
Presenter: Megan Benz, Duke University Medical Center

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development

We have developed a clinical pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.